Exhibit 16.1

August 27, 2024

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Bitcoin Depot Inc. and subsidiaries (the Company) and, under the date of April 15, 2024, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2023 and 2022. On August 23, 2024, we were dismissed.

We have read the Company’s statements included under Item 4.01 of its Form 8-K dated August 27, 2024, and we agree with such statements, except that we are not in a position to agree or disagree with any of the Company’s statements that the decision was approved by the audit committee or any of the Company’s statements under the heading, Appointment of Independent Registered Public Accounting Firm in Item 4.01.

Very truly yours,

/s/ KPMG LLP